UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported), June 17, 2003

PACIFIC CMA, INC.
(Exact name of registrant as specified in its charter)

Colorado	0-27653	84-1475073
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4750 Table Mesa Drive Boulder, CO	80305
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (303) 494-3000

ITEM 5.   OTHER EVENTS

The Registrant issued the press release, filed as Exhibit 99.1 herewith, on June 17, 2003.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.   Description of Document

99.1   Press Release of the Registrant dated June 17, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC CMA, INC.

By:/S/ ALFRED LAM
        Alfred Lam, Chairman and Treasurer

By:/S/ SCOTT TURNER
        Scott Turner, President and Director

By:/S/ LOUISA CHAN
        Louisa Chan, Director

By:/S/ HENRIK M. CHRISTENSEN
        Henrik M. Christensen, Director

By:/S/ KAZE CHAN
        Kaze Chan, Director

Date: June 18, 2003

Exhibit 99.1

Source: Pacific CMA, Inc.

Pacific CMA Refiles Two Quarterly Filings and Form 10-K for 2002 and First Quarter of 2003 to be in Compliance with FASB Rulings

NEW YORK CITY – June 17, 2003 – Pacific CMA, Inc. (OTCBB: PCCM) today reported that the company has restated financial statements and refiled amended 10-Q reports for the second and third quarters of 2002, its Form 10-K for the entire year, and its Form 10-Q for the first quarter of 2003 to incorporate the restated financials. It said these actions were taken in order to comply with new standards issued by the Financial Accounting Standards Board last year that affect accounting for goodwill. These standards were issued shortly after the company's acquisition of its Airgate International operating unit.

The company said its financial statements now reflect that a portion of the purchase price of Airgate is considered a customer relationship intangible, and the financial statements have been restated to underscore that fact.

At the time of purchase, the price for Airgate consisted of 3 major components: cash consideration of $1,500,000; stock issued totaling $1,360,000; and liabilities in excess of tangible assets (deficit equity) totaling $1,420,000.

In the restated financial statements, the Company has reclassified $2,860,000 from goodwill to a customer relationship intangible. Given the current economic downtrend, Pacific CMA said it believes that a 5-year life (20% annual amortization) is now a more appropriate amortization period. The result of these recalculations did not impact record revenue results for the company, but did reduce earnings per share for the year 2002 from $.05 to $.03 per share.

About Pacific CMA, Inc.

Pacific CMA, Inc. is a global, non-asset-based freight forwarding/logistics service company providing on time and intact delivery of goods, primarily through the ports of Hong Kong and New York, to customers worldwide.

Except for the historical information contained herein, the matters set forth in this release are forward-looking statements that are based on certain assumptions and expectations of future events. These assumptions and expectations are dependent on, and subject to, certain risks and uncertainties including, but not limited to, such factors as market demand, pricing, risks associated with litigation and insurance coverage, risks associated with operations outside of the U.S., changing economic conditions such as general economic slowdown and decreased consumer confidence, and other risk factors contained under "Cautionary Statement" in Pacific CMA's annual report on Form 10-K.

Contact:

For Pacific CMA, Inc.:
Rick Oravec, 212-251-9646